UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 25)*

LANDRY’S RESTAURANTS, INC.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

51508L 10 3

(CUSIP number)

Tilman J. Fertitta

1510 West Loop South

Houston, Texas 77027

(713) 386-7000

(Name, address and telephone number of person authorized to receive notices and communications)

with copies to:

Steven Wolosky, Esq.

Olshan Grundman Frome Rosenzweig & Wolosky LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(212) 451-2300

August 31, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons Tilman J. Fertitta
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 9,694,155 (1) (2)
	8.	Shared voting power -0-
	9.	Sole dispositive power 9,694,155 (1) (2)
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 9,694,155 (1) (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 56.9%
14.	Type of reporting person (see instructions) IN

(1)	Includes 800,000 shares subject to options that have not been exercised by Tilman J. Fertitta but which are immediately exercisable or will become exercisable within 60 days of the date hereof.
(2)

Includes 500,000 shares of restricted Common Stock which vest 10 years from the effective date of grant and an additional 275,000 shares of restricted Common Stock which vest 7 years from the effective date of grant.

1.	Names of reporting persons Fertitta Group, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 9,694,155 (1) (2)
	8.	Shared voting power -0-
	9.	Sole dispositive power 9,694,155 (1) (2)
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 9,694,155 (1) (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 56.9%
14.	Type of reporting person (see instructions) CO

(1)	Includes 800,000 shares subject to options that have not been exercised by Tilman J. Fertitta but which are immediately exercisable or will become exercisable within 60 days of the date hereof.
(2)

Includes 500,000 shares of restricted Common Stock which vest 10 years from the effective date of grant and an additional 275,000 shares of restricted Common Stock which vest 7 years from the effective date of grant.

AMENDMENT NO. 25 TO SCHEDULE 13D

The following constitutes Amendment No. 25 (“Amendment No. 25”) to the Schedule 13D filed by the undersigned. Such Schedule 13D is hereby amended as follows:

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to add the following:

On August 31, 2010, Holdings closed the offering of $110 million aggregate principal amount of 11.5% senior secured notes due 2014.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibit:

99.1	Indenture for the Landry’s Holdings, Inc. 11.5% Senior Secured Notes due 2014, dated August 31, 2010, between Landry’s Holdings, Inc. and Wilmington Trust FSB (incorporated by reference to Exhibit 99.(b)(1) of Amendment No. 4 to Landry’s Rule 13e-3 Transaction Statement on Schedule 13E-3, filed September 1, 2010).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 2, 2010
(Date)

/s/ Tilman J. Fertitta
Tilman J. Fertitta

FERTITTA GROUP, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President